UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Reinhold Industries, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

75935A 10 9
(CUSIP Number)

Michael T. Furry
President
Reinhold Industries, Inc.
12827 East Imperial Highway
Santa Fe Springs, California 90670
(562) 944-3281

With a copy to:

Robert J. Hicks, Esq.
Sommer Barnard PC
One Indiana Square, Suite 3500
Indianapolis, Indiana 46204 (212) 446-4800

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 2, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘‘Act’’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:	75935A 10 9

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Reinhold Acquisition Corp. I.R.S. Identification No.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 (d) or 2 (e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,647,643 shares (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,647,643 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.8%(2)

14	TYPE OF REPORTING PERSON CO

(1)	Calculated pursuant to Rule 13d-3(d)(1) of the Act.

(2)	The calculation of this percentage is based on (i) the 3,292,105 Class A common shares of Reinhold Industries (as defined below) outstanding and (ii) the 13,688 Class A common shares of Reinhold Industries, Inc. reserved for issuance pursuant to Reinhold Industries, Inc.'s Directors' Deferred Stock Plan, in each case as of November 2, 2006, as represented by Reinhold Industries, Inc. in the Merger Agreement (as defined below).

CUSIP NO.:	75935A 10 9

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Reinhold Holdings, Inc. I.R.S. Identification No.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 (d) or 2 (e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,647,643 shares (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,647,643 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.8%(2)

14	TYPE OF REPORTING PERSON HC

(1)	Calculated pursuant to Rule 13d-3(d)(1) of the Act.

(2)	The calculation of this percentage is based on (i) the 3,292,105 Class A common shares of Reinhold Industries (as defined below) outstanding and (ii) the 13,688 Class A common shares of Reinhold Industries, Inc. reserved for issuance pursuant to Reinhold Industries, Inc.'s Directors' Deferred Stock Plan, in each case as of November 2, 2006, as represented by Reinhold Industries, Inc. in the Merger Agreement (as defined below).

Item 1.    Security and Issuer

This Statement on Schedule 13D (this ‘‘Statement’’) relates to Class A common shares, par value $0.01 per share (the ‘‘Common Stock’’), of Reinhold Industries, Inc., a Delaware corporation (‘‘Reinhold Industries’’). The principal executive offices of Reinhold Industries are located at 12827 East Santa Fe Springs, California 90670.

Item 2.    Identity and Background

(a), (b), (c) and (f) This statement is being filed by Reinhold Holdings, Inc., a Delaware corporation (‘‘Parent’’), and Reinhold Acquisition Corp., a Delaware corporation (‘‘Purchaser’’) and wholly owned subsidiary of Parent. The principal executive offices of Parent and Purchaser are located at 767 Fifth Avenue, 48th floor, New York, New York 10153. Each of Parent and Purchaser was formed to effect the transactions described in Item 4 below and has not engaged in any activities other than those incident to its formation and such transactions. The name, citizenship, business address, present principal occupation or employment, and the name and principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Parent and Purchaser are as set forth in Annex I hereto and incorporated herein by reference.

(d) and (e) During the last five years, neither Parent, nor Purchaser, nor, to the knowledge of Parent and Purchaser, any of the individuals listed in Annex I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

Parent, Purchaser and Reinhold Industries have entered into a definitive Agreement and Plan of Merger, dated as of November 2, 2006 (the ‘‘Merger Agreement’’), for the acquisition of Reinhold Industries, Inc. by Purchaser in an all-cash transaction valued at $12.50 per share of Common Stock. As an inducement for Purchaser to enter into the Merger Agreement with Reinhold Industries, and in consideration thereof, Purchaser entered into a shareholders agreement, dated as of November 2, 2006 (the ‘‘Shareholders Agreement’’) with certain shareholders of the Company (the ‘‘Shareholders’’) including Massachusetts Mutual Life Insurance Company, MassMutual High Yield Partners II, LLC, MassMutual Corporate Value Partners Limited, Michael T. Furry, Andrew McNally, IV, Ralph R. Whitney, Jr., Glenn Scolnik, Forrest E. Crisman, BJR Management LP, and Brett R. Meinsen. To the knowledge of Purchaser, Shareholders beneficially own 1,647,643 shares of Common Stock.

Parent and Purchaser will be provided all funds for the purchase of shares in the offer and for the payment of the applicable merger consideration in the merger by The Resolute Fund, L.P., and other investment partnerships affiliated with The Resolute Fund, L.P. This offer is not conditioned on any financing arrangements. Copies of the Merger Agreement and the Shareholders Agreement are filed as Exhibits 99.1 and 99.2 hereto, and are incorporated herein by reference.

Item 4.    Purpose of Transaction

Subject to the terms and conditions thereof, the Merger Agreement provides that as promptly as practicable after the date of the Merger Agreement but in no event later than five business days after such date, Purchaser shall commence a cash tender offer to purchase 100% of the issued and outstanding shares of Common Stock (the ‘‘Tender Offer’’), at a price in cash equal to $12.50 per share of Common Stock. The Merger Agreement further provides that, upon successful completion of the Tender Offer, Purchaser shall be merged with and into Reinhold Industries (the ‘‘Merger’’). At the effective time of the Merger, each outstanding share of Common Stock (other than shares held by Reinhold Industries as treasury stock and shares owned by Parent, Purchaser or any other direct on indirect subsidiary of Parent and other shares that held by stockholders, if any, who validly exercise their appraisal rights under Delaware Law) will be canceled and extinguished and will be converted into the right to receive $12.50 in cash, less any required withholding of taxes and without the payment of interest.

The Merger Agreement has been approved by the board of directors of each of Reinhold Industries, Parent and Purchaser. The transaction is subject to customary regulatory approvals and other closing conditions.

Pursuant to the Shareholders Agreement, the Shareholders have agreed, among other things, as follows:

a) Upon the terms and subject to the conditions of the Shareholders Agreement, each Executing Shareholder has agreed to validly tender (and not withdraw) pursuant to and in accordance with the terms of the Offer, not later than the fifth business day after commencement of the Offer, all of the shares with respect to which the Shareholder has or shares the power to dispose of or vote the shares (the ‘‘Subject Shares’’).

b) Each Shareholder has granted to Purchaser an option to purchase the Shareholder’s Subject Shares in the event the Shareholder fails to tender the Executing Shareholder’s Subject Shares, or tenders the Subject Shares and withdraws the Subject Shares. The exercise price for the option is equal to the Offer Price. The option may be exercised immediately prior to the consummation of the Offer if the number of Subject Shares purchase will result in the number of shares tendered and not withdrawn by all shareholders, plus the number of Subject Shares purchased on exercise of the options, exceeding the minimum condition for completion of the Offer set forth in the Merger Agreement.

c) While the Shareholders Agreement is in effect, each Shareholder has granted an irrevocable proxy to the Purchaser to vote the Subject Shares (i) in favor of the adoption of the Merger Agreement and any other matter necessary or appropriate for the consummation of the transactions contemplated by the Merger Agreement, and (ii) against any action that would result in a breach of any covenant, representation, warranty or other obligation of the Company under the Merger Agreement, and (iii) against any other extraordinary corporate transaction.

d) In the Shareholders Agreement, each Shareholder made certain customary representations and warranties, including with respect to (i) ownership of the Subject Shares, (ii) the Shareholder's power and authority to enter into and perform its obligations under the Shareholders Agreement, and (iii) the absence of conflicts.

e) Each Shareholder has agreed not to directly or indirectly, (a) except pursuant to the terms of the Shareholders Agreement, directly or indirectly transfer, assign sell, gift-over, pledge or otherwise dispose of or consent to any of the foregoing, any or all of the Subject Shares, (b) enter into any contract, option or other agreement, arrangement or understanding with respect to any disposition of the Subject Shares, (c) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the Subject Shares, (d) deposit any of the Subject Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of the Subject Shares, or (e) take any other action that would in any way restrict, limit or interfere with the performance of the Shareholder’s obligations under the Shareholders Agreement.

f) Each Shareholder has agreed that the Shareholder will not, directly or indirectly, (a) solicit, initiate or encourage, or take any other action designed or reasonable likely to facilitate, any inquires with respect to, or the making of any proposal that constitutes or may reasonably give rise to, a competing offer for the Company, (b) provide any information regarding the Company to any person relating to any competing offer, (c) enter into any agreement relating to a competing offer, (d) participate in any discussions or negotiations relating to a competing offer, or (e) make any statement in support. In each case, a Shareholder who is an officer or director of the Company may take any of the foregoing actions if the action is permitted under the terms of the Merger Agreement.

f) The Shareholders Agreement may be terminated in any one of the following circumstances: (i) upon the termination of the Merger Agreement in accordance with its terms, (ii) upon the occurrence of the Effective Time, or (iii) by the mutual written consent of the Purchaser and the Shareholders.

The purpose of the Offer is to acquire control of, and the entire common stock equity interest in, the Company. The purpose of the Shareholders Agreement is to induce Purchaser to enter into the

Merger Agreement and to increase the likelihood that Purchaser and Parent will successfully complete the transactions contemplated in the Merger Agreement.

Upon consummation of the Tender Offer, Purchaser shall be entitled to designate such number of directors on Reinhold Industries' board of directors as will give Purchaser representation on Reinhold Industries' board of directors equal to at least that number of directors, rounded up to the next whole number, which is the product of (i) the total number of directors on Reinhold Industries' board of directors and (ii) the percentage that the number of shares of Common Stock so purchased by Purchaser bears to the aggregate number of Common Stock outstanding.

Upon the consummation of the Merger, the directors of Purchaser immediately prior to the effective time of the Merger shall be the directors of the surviving corporation, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal, in accordance with the certificate of incorporation and bylaws of the surviving corporation. Upon consummation of the Merger, the officers of Reinhold Industries immediately prior to the effective time of the Merger shall be the officers of the surviving corporation until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the surviving corporation.

At the effective time of the Merger, the certificate of incorporation of Purchaser shall be the certificate of incorporation of the surviving corporation until thereafter changed or amended as provided by applicable law.

At the effective time of the Merger, the by-laws of Purchaser shall be the by-laws of the surviving corporation until thereafter changed or amended as provided by applicable law.

If the Merger is consummated as planned, Reinhold Industries will become a wholly owned subsidiary of Parent, and Parent anticipates that it will seek to cause the Common Stock to be deregistered under the Securities Exchange Act of 1934, as amended, and delisted from quotation on the Nasdaq Capital Market.

The foregoing summary of certain provisions of the Merger Agreement and the Shareholders Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

Item 5.    Interest in Securities of the Issuer

(a) and (b) As a result of the Tender Agreement, Parent and Purchaser may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) shared power to vote or direct the vote of 1,647,643 shares of Common Stock, which represents approximately 49% of the shares of Common Stock deemed issued and outstanding as of November 2, 2006, as represented by Reinhold Industries in the Merger Agreement, subject to the conditions and limitations of the Shareholders Agreement.

Apart from the terms and conditions set forth in the Shareholders, Parent and Purchaser is not entitled to any rights of a stockholder of Reinhold Industries Parent and Purchaser do not, other than as specified in the Shareholders Agreement, have (i) sole or shared power to vote or direct the vote or (ii) sole or shared power to dispose or direct the disposition of Common Stock.

Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission that Parent, Purchaser or any of their respective affiliates is the beneficial owner of the shares of Common Stock referred to in this Item for purposes of Section 13(d) of the Exchange Act or for any other purpose or that any such persons are required to file this statement.

(c) Except as set forth or incorporated herein, neither Parent nor Purchaser nor, to the knowledge of Parent or Purchaser, any of the individuals listed in Annex I has effected any transaction in Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the
                 Issuer

Reference is made to Item 4 above and the information set forth therein is hereby incorporated herein by such reference.

Item 7.    Material to Be Filed as Exhibits

99.1.	Agreement and Plan of Merger, dated as of November 2, 2006, among by and amount Parent, Purchaser and Reinhold Industries.

99.2	Shareholders Agreement, dated as of November 2, 2006, between Purchaser and the Shareholders listed therein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

REINHOLD ACQUISITION CORP.
By: /s/ Jonathan F. Boucher Name: Jonathan F. Boucher Title: President
REINHOLD HOLDINGS, INC.
By: /s/ Jonathan F. Boucher Name: Jonathan F. Boucher Title: President

Date: November 9, 2006

ANNEX I

Information Concerning Executive Officers and
Directors of Parent and Purchaser

The current executive officers and directors of Parent and Purchaser are listed below. The address of both Parent and Purchaser is c/o The Jordan Company, L.P., 767 Fifth Avenue, 48th floor, New York, NY 10153. Unless otherwise indicated, the business address of each such person is c/o The Jordan Company, L.P., 767 Fifth Avenue, 48th floor, New York, NY 10153 and each such person is a citizen of the United States.

Executive Officers and Directors
Name	Present Position with both Parent and Purchaser
Jonathan F. Boucher	Mr. Boucher is the President and Secretary of Parent and Purchaser, and is a Director of both companies. He has held those positions since the companies were organized in October 2006. Since 1983, Mr. Boucher has been a Member and Managing Principal of The Jordan Company, L.P. and its predecessors. Since 2002, he has also been a Member of Resolute Fund Partners, LLC, the general partner of The Resolute Fund, L.P. Mr. Boucher is a director of various other privately held companies, as well as a director of Sensus Metering Systems, Inc., a manufacturer of advanced metering and related communications systems for the worldwide utility industry. He served as a director of W-H Energy Services, Inc., a diversified oilfield services company, until May 2005.
Dean M. Willard	Since the organization of Parent and Purchaser in October 2006, Mr. Willard has been a Vice President and a Director of both companies. From 1999 to 2005, Mr. Willard was Chairman and CEO of Permatex, Inc., a manufacturer of adhesives and sealants for the automotive industry. Since 1997, Mr. Willard has been Chairman of Advanced Chemistry and Technology Corporation, a manufacturer of sealants and adhesives for the aerospace industry. Since 1998, he has been a Director of American Pacific Corporation, a manufacturer of specialty chemicals for the aerospace industry. He is also a director of various other privately held companies.
Douglas J. Zych	Mr. Zych is a Vice President and Assistant Secretary of both Parent and Purchaser, and has held those positions since October 2006. Mr. Zych joined The Jordan Company, L.P. in 1995 and has been a Principal since 2002. He is a director of various privately held companies and a director of TAL International Group, Inc., one of the world's largest lessors of intermodal freight containers and chassis.